April 7, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christina Chalk

Re:	Amcol International Corporation
Schedule 14D-9 filed March 21, 2014
Schedule 14D-9C filed March 10, 2014
File No. 5-38603

Dear Ms. Chalk,

This letter is being furnished by Amcol International Corporation, a Delaware corporation (“Amcol” or the “Company”), in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated March 31, 2014 with respect to Amcol’s Schedule 14D-9 and 14D-9C (File No. 5-38603) (the “Schedule 14D-9”) that were filed with the Commission on March 21, 2014 and March 10, 2014, respectively.

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, Amcol is hereby filing Amendment No. 1 to the Schedule 14D-9 (the “Amended Schedule 14D-9”). The Amended Schedule 14D-9 has been revised to reflect Amcol’s responses to the comments from the Staff and to incorporate certain other updating and conforming changes. All page numbers in the responses below refer to the Amended Schedule 14D-9 except as otherwise noted. We have enclosed a courtesy package, which includes four copies of the Amended Schedule 14D-9, all of which have been marked to show changes from the initial filing of the Schedule 14D-9.

United States Securities and Exchange Commission

Division of Corporation Finance

April 7, 2014

Financial Projections, page 44

1.	Refer to the projections on page 45. Please describe the underlying assumptions and limitations of the projected financial information presented here.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 45 of the Amended Schedule 14D-9 to include a discussion of the underlying assumptions and limitations of the projected financial information.

* * * *

In connection with responding to the Staff’s comments, each filing person acknowledges that:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Richard Brand or Scott Falk of Kirkland & Ellis LLP, Amcol’s outside counsel, at (212) 446-6454 or richard.brand@kirkland.com and (312) 862-2340 or sfalk@kirkland.com, respectively.

Sincerely,

/s/ Jim Ashley

Cc:	Richard Brand
Scott Falk